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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3/A
(Amendment No. 1)

FOR APPLICATION FOR QUALIFICATION OF INDENTURE UNDER
THE TRUST INDENTURE ACT OF 1939

BRP Finance ULC
Brookfield Renewable Energy Partners L.P.
Brookfield Renewable Energy L.P.
Brookfield BRP Holdings (Canada) Inc.
BRP Bermuda Holdings I Limited
(Names of Applicants)

Brookfield Renewable Energy Partners L.P. Brookfield Renewable Energy L.P. BRP Bermuda Holdings I Limited Canon's Court, 22 Victoria Street Hamilton, HM12 Bermuda (+441) 294-3304	BRP Finance ULC Suite 800, 400 - 3 Avenue S.W. Calgary, Alberta T2P 4H2 (819) 561-8659	Brookfield BRP Holdings (Canada) Inc. 1700, 180 Kent Street Ottawa, Ontario K1P 0B6 (819) 561-8659
(Addresses and Phone Numbers of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

Title of Class	Amount
5.25% Medium Term Notes, Series 3	C$200,000,000
5.84% Medium Term Notes, Series 4	C$150,000,000
6.132% Medium Term Notes, Series 6	C$300,000,000
5.14% Medium Term Notes, Series 7	C$450,000,000

Approximate Date Of Proposed Public Offering:
 Upon the effectiveness of the Arrangement referred to herein.

Brookfield Renewable Power US Asset Management LLC
200 Donald Lynch Boulevard, Suite 300
Marlborough, MA 01752-4707
(Name and Address of Agent for Service)

With a copy to:
Andrew J. Beck, Esq.
Torys LLP
1114 Avenue of the Americas
23rd Floor
New York, New York
10036-7703 USA
(212) 880-6000

The applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the applicants.

 EXPLANATORY NOTE

        This Amendment No. 1 to Form T-3 (this "Amendment") is being filed by each of BRP Finance ULC, Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc. and BRP Bermuda Holdings I Limited (collectively, the "Applicants"). This Amendment is solely to file the Exhibit filed herewith (the "Final Court Order"), to update the Exhibits list and to make the affirmative statements below. This Amendment is not intended to amend or delete any other part of the Applicants' Application for Qualification on Form T-3 filed on October 24, 2011 (the "Application"). All other information in the Application is unchanged and has been omitted from this Amendment.

        The Final Court Order satisfies the requirements of Section 3(a)(10) of the Securities Act of 1933, as amended ("Section 3(a)(10)"). Furthermore, all of the requirements of Section 3(a)(10) with respect to the issuance of the securities that are the subject of the Application have been satisfied.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION
Exhibit T3A(i)	Certificate of Incorporation of BRP Finance ULC.*
Exhibit T3A(ii)	Form of Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy Partners L.P.*
Exhibit T3A(iii)	Form of Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P.*
Exhibit T3A(iv)	Certificate of Incorporation of Brookfield BRP Holdings (Canada) Inc.*
Exhibit T3A(v)	Certificate of Incorporation of BRP Bermuda Holdings I Limited.*
Exhibit T3A(vi)	Memorandum of Association of BRP Bermuda Holdings I Limited.*
Exhibit T3B(i)	By-Law No. 1 of BRP Finance ULC.*
Exhibit T3B(ii)	By-Laws of Brookfield BRP Holdings (Canada) Inc.*
Exhibit T3B(iii)	Bye-laws of BRP Bermuda Holdings I Limited.*
Exhibit T3C	Form of Indenture Relating to the Notes.*
Exhibit T3D	Final Order of the Court.
Exhibit T3E	Information Circular dated September 28, 2011.*
Exhibit T3F	The Cross Reference Sheet Required by Exhibit T3F.*
Exhibit 25.1	Form T-1 Qualifying The Bank of New York Mellon as Trustee under the Indenture to be Qualified.*
Exhibit 99.1	Management Information Circular dated September 30, 2011.*

*
Previously filed.

 SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, BRP Finance ULC, an unlimited liability corporation organized and existing under the laws of Alberta, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Ottawa, Ontario, Canada, on November 22, 2011.

BRP FINANCE ULC
By:	/s/ Patricia Bood
	Name:	Patricia Bood
	Title:	Secretary, Senior Vice President of Legal Services and General Counsel

Attested By:	/s/ Paulina Taneva
	Name:	Paulina Taneva
	Title:	Associate

 SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Brookfield Renewable Energy Partners L.P., a limited partnership organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Hamilton, Bermuda, on November 22, 2011.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P., by its general partner 2288509 Ontario Inc.
By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

Attested By:	/s/ Katherine Davies
	Name:	Katherine Davies
	Title:	Executive Assistant

 SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Brookfield Renewable Energy L.P., a limited partnership organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Hamilton, Bermuda, on November 22, 2011.

BROOKFIELD RENEWABLE ENERGY L.P., by the general partner of its general partner 2288508 Ontario Inc.
By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

Attested By:	/s/ Katherine Davies
	Name:	Katherine Davies
	Title:	Executive Assistant

 SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Brookfield BRP Holdings (Canada) Inc., a corporation organized and existing under the laws of Ontario, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Ottawa, Ontario, Canada, on November 22, 2011.

BROOKFIELD BRP HOLDINGS (CANADA) INC.
By:	/s/ Patricia Bood
	Name:	Patricia Bood
	Title:	Secretary, Senior Vice President of Legal Services and General Counsel

Attested By:	/s/ Paulina Taneva
	Name:	Paulina Taneva
	Title:	Associate

 SIGNATURE

        Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, BRP Bermuda Holdings I Limited, a limited exempted company organized and existing under the laws of Bermuda, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in Hamilton, Bermuda, on November 22, 2011.

(SEAL)

BRP BERMUDA HOLDINGS I LIMITED
By:	/s/ Jane Sheere
	Name:	Jane Sheere
	Title:	Secretary

Attested By:	/s/ Katherine Davies
	Name:	Katherine Davies
	Title:	Executive Assistant

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EXPLANATORY NOTE
EXHIBIT INDEX
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